UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TELTRONICS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share (Upon conversion of Series C Preferred Stock)
(Title of Class of Securities)

879698306
(CUSIP Number)

Norman R. Dobiesz IHL Investments, LLC 2150 Whitfield Industrial Way Sarasota, Florida 34243 (941) 751-7709
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.12d-1(g), check the following box. ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    879698306

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): IHL Investments, LLC 20-8753105
2.	Check the appropriate Box if a Member of a Group: (a) (b)	☐ ☐
3.	SEC Use Only:
4.	Source of Funds:	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization:	Delaware

Number of Shares	7. Sole Voting Power:	1,454,545
Beneficially Owned	8. Shared Voting Power:	-0-
by Each Reporting	9. Sole Dispositive Power:	1,454,545
Person With	10. Shared Dispositive Power:	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,454,545
12.	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11):	16.82%
14.	Type of Reporting Person:	OO

CUSIP No.    879698306

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is filed by IHL Investments, LLC, a Delaware limited liability company, with respect to the common stock, $.001 par value, of Teltronics, Inc., a Delaware corporation.

This Amendment No. 2 should be read in conjunction with the Schedule 13D (“Schedule 13D”) dated April 4, 2007 and filed on April 5, 2007 with the Securities and Exchange Commission by IHL Investments, LLC, as amended by an Amendment No. 1 to Schedule 13D (“Amendment No. 1”), which was filed with the Securities and Exchange Commission on February 6, 2008.

All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D and the Amendment No. 1.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the “Common Stock”) of Teltronics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2150 Whitfield Industrial Way, Sarasota, Florida 34243.

Item 2. Identity and Background.

The information set forth in Item 2 of the Schedule 13D, as amended by the information set forth in Item 2 of the Amendment No. 1, is hereby incorporated by reference into this Item No. 2.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of the Transaction.

Mr. Dobiesz transferred 23.53% of the Membership Interests of IHL to Peter Friedmann.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D, as amended by the information set forth in Item 5 of the Amendment No. 1, is hereby incorporated by reference into this Item 5.

IHL has not effected other transactions in the securities of the Issuer in the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.  The information set forth in Item 6 of the Schedule 13D, as amended by the information set forth in Item 6 of the Amendment No. 1, is hereby incorporated by reference into this Item 6.

CUSIP No.    879698306

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2008

IHL INVESTMENTS, LLC
By FLP, Inc., Manager
By /s/ Norman R. Dobiesz
Name: Norman R. Dobiesz
Title: President